Exhibit 99(a)(9)

Email Notice to Employees
March 10, 2005



Inforte has elected to extend for one week the time during which the Offer to Exchange Stock Options for Cash or Restricted Stock is open for eligible option holders and delay the acceptance for exchange of any Options.

The new expiration date of this Offer to exchange is 11:00 a.m., Central time, on Friday, March 18, 2005, unless we decide to further extend it.